First National Funding LLC

1620 Dodge Street

Omaha, Nebraska 68102

September 26, 2013

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549-0306

Attention: Ms. Lulu Cheng

Re:	First National Funding LLC

Registration Statement on Form S-3

File No. 333-190096 and 333-190096-01 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 9:00 a.m. (Eastern time) on September 30, 2013 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

First National Funding LLC

By:	First National Funding Corporation, Managing Member

By:	/s/ Karlyn M. Knieriem
Karlyn M. Knieriem,
Senior Vice President